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                                                                    Exhibit 99.4

   "ChiRex Inc." ("ChiRex") stockholders are advised to read the tender offer statement regarding the acquisition of ChiRex, referenced in the following documents, which will be filed by Rhodia and Cousin Acquisition, Inc. with the Securities and Exchange Commission (the "SEC") and the related solicitation/recommendation statement which will be filed by ChiRex with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be carefully read before any decision is made with respect to the offer. These documents will be made available to all stockholders of ChiRex, at no expense to them. These documents also will be available at no charge at the SEC's website at www.SEC.GOV"

   "The following documents include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors which could cause such differences in actual results include, among others (i) the risk that the Rhodia and the ChiRex businesses will not be integrated successfully, (ii) changes in the competitive and regulatory framework in which Rhodia and ChiRex operate, and
    (iii) general competitive and market factors on a global, regional and/or national basis"

Monday, 24 July 2000

This morning, Paris time, we announced the projected acquisition of ChiRex and we are here today to give you more details about this project. My name is Jean-Pierre Tirouflet. I am the CEO and Chairman of Rhodia and with me are Jean-Claude Bravard who is head of the fine Organics Division, Deputy President of Rhodia, and Pierre Prot who is the CFO of Rhodia.

So we shall discuss this projected acquisition and, first of all, I would like to tell you a few words about Rhodia, where it stands today, and why we are foreseeing this acquisition.

First of all, you know that Rhodia was created at the beginning of 1998 and for two years, during 1998 and 1999, we focused on improvement of our competitiveness and our performance. You know that at the beginning the Company was underperforming compared to its peers and through a number of programmes, of change of culture, of actions, have been trying to change this situation, and quarter after quarter, I think we demonstrated that we were pushing this Company forward.

This year we decided to focus on growth. If I take the growth of Rhodia during the last ten years before 1998 and the same portfolio of products I think we performed 1.5% a year, which is obviously much too low. Our target is to grow year after year about 2% over the growth of the GNP in the countries where we are selling our products, and to focus on growth we are looking in our portfolio to the area where growth is the most important and in this background of course what we are doing in life sciences, chemicals and especially in pharmaceutical chemicals is the segment which is fast-growing and where we want to concentrate our efforts and resources to become leaders in this area in order to foster the whole growth of the company. This is the main purpose of this projected acquisition of ChiRex and now I would like to tell you why ChiRex is interesting to us and what is basically ChiRex and why it is a significantly growing business, then Jean-Claude Bravard will develop the interest of the combination of our own business in life sciences, chemicals and especially in pharmaceutical chemicals with the one of ChiRex, and then Pierre Prot will detail the financial consequences of such an acquisition and then we shall try and answer your questions.

So, first of all, with ChiRex, as you see Rhodia will offer the most innovative and advanced platform of technology services to the pharmaceutical industry on a global basis. All the words in this sentence are major and I would like to give you a little more details:

First of all, the transaction itself: it is a global aggregate purchase price of around USDM 510 and we shall up to that the debt and come to a global price of USDM 545. We are offering 31 1/4 USD per share, which is a premium of around 55% on the last stock market price. It is an all cash transaction and we shall start the tender offer between now and August 4 and close it by the beginning of September.

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ChiRex, as we see it, is for us a growth accelerator. It will foster our position on a fast-growing market and we shall see that it will help us to acquire a very state-of-the-art level of technologies, that it will add up a set of capabilities in the market of contract research and the market of contract manufacturing a pharmaceutical ingredient It will diversify a customer base and diversify also a Chiral customer base in adding up the two customer bases of the two Companies ; we shall get a very significant leadership position on a worldwide basis and it will of course be a significant occasion to foster our growth - I thinks it's going to add up about 1 % growth to the global sales of the Company every year and 5 next years and the acquisition will start being relative in 2002 and be slightly delutive in 2000 and 2001.

What is Chirex ? ChiRex is a leader in pharmaceutical services. One word about the market it is serving. In fact those are two different markets. First of all, the market of contract research and, second, the market of contract manufacturing.

On contract research, the market today is about USDM 250 with a rate of growth which will be over 25 % per year in the next five years. So, we will probably get in 2005 a market of around USDM 750.

The market of active ingredient manufacturing is a market which is much bigger, about USD 30 billion today, with a rate of growth which is going to be around 12 % which will lead to a global market of about USD 23 billion in 2005.

Why 12 % ? Essentially because the pharmaceutical industry, as you know, is growing around 7 or 8 % a year, and, as you know also, the pharmaceutical industry is outsourcing its manufacturing more and more. So, adding the two together, the normal rate of growth from the pharmaceutical industry, plus the outsourcing, we get to a rate of growth which is going to be around 12 % in the forthcoming years. So, overall, it is a very attractive market for us and, overall, we think we can be a major player and increase our growth rate by being on such undermarket.

ChiRex is a leader in pharmaceutical services. First of all, it is a very dynamic contract research business. It has a very good research team which is using a lot of associates from various universities in the U.S. and it has also a good range of potential technologies and a significant number for major plants and pilots, which are of course cGMP and state-of-the arts. Of course this Company is having a very good world class manufacturing system and we hope to be able to draw a few lessons from their position in the whole of Rhodia in the forthcoming years. ChiRex is a pure player in pharmaceuticals and this is very important since a lot of companies that have been purchased in the recent months or years were having a significant business in the pharmaceutical segment but none of them was an almost pure pharmaceutical play.

ChiRex is doing about 92 % of its business in pharmaceuticals. And of course this focus is giving it a very significant competitive advantage since especially it shares the culture of pharmaceuticals in terms of market reactivity and efficiency.

Second, ChiRex is a combination of two different businesses. First of all, a contract research business, which is about 22 % of the global sales of the Company and where ChiRex is market leader and competes with companies that we shall see later on, and also a manufacturing business which is about 78 % of the global

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sales of the Company. The position in those two segments is of course very efficient. It is very efficient because ChiRex has a unique opportunity to follow the molecules from the beginning to the end from the very early research phase till the molecule becomes a drug and is marketed, and it offers this Company to have a major position in manufacturing when it has started to study the molecule early on in the process. So, a very continuous process, which is the result of those main strands of the company. ChiRex, as I said, is the number one worldwide in pharmaceutical research and it competes with, as you see, a market share of 11 % with companies like Albany Molecular, 8 %, or Medichem Research, 7 %, or Oxford Asymetry, 6 %. So, a significant portion of the market and a good leadership position. And overall ChiRex is a very strong and growing business.

As you can see here, the aggregate rate of growth between 1996 and the year 2000 has been 23 % year after year. In the year 2000, as you know, there was a problem with some drugs that ChiRex was supposed to manufacture and which haven't encountered the kind of success which was forecast on the market and so the rate of growth has been decreased, but if we look at the rate of growth between 1996 and 1999 it was, I think, around 40 %. So a very significant growth rate and we think that this performance, even if we took a very cautious estimate, will remain in the forthcoming years.

Second, the development sales have been also increasing very rapidly and between 1996 and the year 2000, the rate of growth was around 78 % and we feel it is a very strong rate which can also be sustained in the forthcoming years even if in our assumptions we took a lower rate.

So overall it meant an increase in the EBITDA of 17 % per year since 1996 to the year 2000 and I chose that it is a very fast-growing industry and that we can add up this growth to the other segments which are growing in Rhodia. So this is to give you a view of the projected acquisition of Chirex and, as you see, it is a two-business company : one in contract research, one in contract manufacturing and now I would like Jean-Claud Brava to tell you how we intend to integrate our own business with Chirex's and what it means for the whole company.
Jean-Claude :

There is a very powerful combination between both companies. ChiRex is a very targeted acquisition and because of that there are outstanding synergies between both companies. And if we look at the different items you will see that the synergies are pretty good in most of the fields.

First : in development and research Rhodia is European based, Chirex is North American based - especially with its lab in Boston close to MIT and Harvard. Chirex has competencies in Chiral chemistry, Rhodia has also competences
Chiral chemistry, but also bring some technology in fine chemical and biotechnologies. So there is no overlap but clearly synergies.

In terms of the nature of the operation, ChiRex is very developed or performant in development of pilot Rhodia is stronger in full-scale manufacturing and industrialization and here also is also a fit.

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In terms of geography, ChiRex is mostly in the U.S. and U. K., Rhoda is really in Europe plus with some significant antennas in Asia so we'll cover the world combining the two forces..In terms of customer image, Chirex is very responsive with a good relation with the client, very reactive, Rhodia brings some financial strength to the combination and this is also complimentary. If you add ChiRex's capacity and Rhodia capacity we are close to one thousand cubic meters of capacity and we will be one of the largest or the largest companies in this field. So you see in all the fields in terms of development, operations, geography and industrial, there is a lot of synergy. And if you look we are always a benchmark in terms of pharmaceutical industry and I explain about top supply services you can see that we will be leader in both fields, the leader in contract development and Jean-Pierre will explain what was our rating, we will be the number one in this development which is a very fast-growing business, a very performant business and also we will the leader in manufacturing services, combining both, this will be very complementary and will boost our business by combining the two skills and this will be quite unique in this industry and we are very optimistic about this combination which is really outstanding.

If you look at the product life in pharmaceuticals you can see that a pharmaceutical product starts from discovery and then there is the introduction of the new drug in phase one - that is the first launch of the product - and then you have a phase of development and then the new active drug will be registered and totally launched and then you have the life of the drug.

Through contract manufacturing we will be the leader at the early stage of a drug and through manufacturing we will follow the life of the drug and having been competitive on both stages of the life of the drug we believe we will really have a booster for this business and will be clearly the leader in the coming years of this business which is a very growing profitable business. And this is based on a quite unique combination of preparatory technologies.

You have two kinds of technologies : ones coming from Chirex which are in blue and ones coming from Rhodia which are in green. From ChiRex you can find a lot of technologies which have been developed by scientific advisors like Professor Jacobsen, Professor Sharpless, Professor Buchwald and Professor Myers and these technologies are the top of technologies in terms of ChiRex chemistry specially linked with some dialcohol molecular for this chemistry.

Rhodia brings other chemistry much more linked with reduction, hydrogenation, which will bring mono alcohol properties or new other fields like biaril molecular or cold chemistry. In addition we have some biotechnologies like enzymaticatalysis.This combination is a very powerful combination because all these technologies are very advanced technologies, mostly protected technologies and by combining these twelve technologies we have a real good engine for this business and this will be very well targeted to the new generation of pharmaceuticals because 80 % or more of the new drugs today are coming from specialty chemistry. So we will be the leader on this market and our ambition is to stay and improve our position on this market and we are very optimistic on that. And this will be linked with a unique set of capabilities, top quality team in research - we spoke already about MIT, Harvard, the U.S. University - with great scientific advisers but we have also in

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Europe significant skills in our research center in Lyon and also good advisers.
So by combining the both, we will have a real top league, team, in terms of research , Rhodia also has world class analytical competency, analytical is very important for the understanding of the new chemistry and we will reinforce the competency of ChiRex through real top, very top analytical competency. In addition, because we are a large fine chemical company we will introduce new technology in scale-up and engineering and this will help to put on industrial scales the very top technology we will combine together.

This is really a booster on a very powerful engine and we will be quite unique for that. In addition, we will have a very strong commercial structure , Chirex has already an outstanding customer responsiveness. We will have a very complementary commercial network, ChiRex buying at present mostly in the U.S. the U.K., Rhodia adding continental Europe and already some skills in Japan, and with that we will have a quite outstanding base and with that we will auite outstanding customer bases. Out of the 40 top pharmaceutical companies will be our customers. And we will have products for all major therapeutic classes.Central nervous system, cardio vascular, anti HIV, allergy, oncology. and some other use. So we will have real real strong panel of customers and our ambition is to develop this panel and develop our image with them which is with Chirex starting for already a very high point. In terms of geographical foot prints, it seems that we were not together but the combination of both is perfect, perfect on two points, perfect on the development side, because the two major groups of customers are in the US, North America and in Europe. With this combination we will have development basis in US through our development centre of Boston, and Malvern, Pennsylvania, and in Europe through UK based and Lyon. We will feed very well with the customer base. On the Industrial points the coincidence is pretty spectacular, because all the four plants will be in a very narrow radius, and we will be able to develop synergy between the four plants located in the UK. This will be very powerful because one plant buying more efficient buying one kind of chemistry, could combine pretty easily with another plant buying another kind of chemistry. Instead of having plants all around the world we will have a very strong combined presence of plant in the UK, and this will be outstanding, and will be of help to be very very efficient and responsive for the manufacturing to the customer. So you can see that there is very very outstanding geographical synergies between the two companies not only in development but also in manufacturing.

So what are we going to do with this business? We are pretty proud of having an alliance with Chirex because we believe that their style of management in terms of reactivity and service is pretty good. Our intention is to make a new company called Rhodia Chirex inside Rhodia group which will capitalise on the asset of Chirex which by bringing inside the company the Pharmacutical assets and the competances of Rhodia we have the enthusiastic addition of the Chirex people. The are convinced just as much as we are on the good synergy between the two companies and we will build this business around Chirex's structure.

To summarise, it will be a quite unique company, having leadership on development and manufacturing, on a high growth market, with top proper patented technology with very high skill. This makes us very optimistic about this new form of business.

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Pierre will detail the financial impact of the transaction now :-

So what are the financial impacts of this transaction on Rhodia.

First in terms of the price we are proposing. It represents with $31.25 per share, a premium of 55% over the last quoted price for Chirex last Friday.

So what does that represent? If you take 2001 as a basis of reference, as 2000 is clearly not a relevant year due to the fact that there were some difficulties with Glaxo Wellcome products. So 2001 represents, according to the projection of markets for the Chirex results, 11 times a EBITDA and 29 times net earning.

How does this compare with other companies in this area? If you take companies who are just involved in development, like Albany Molecular or Oxford Asymetry for example, you will see that both the multiples both in terms of EBITDA and price earnings are much higher because it is a very profitable business, and may I remind you that Chirex, as we mentioned are the leaders in this development area. On the other side if you take companies involved just in manufacturing, and you see examples of companies, you see that the multiples are a little above the one of these companies, but these companies are not pure players in this business.

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In Lonza for example there are some surfactant business.

There are also businesses in pharmaceuticals which are secondary type of businesses more conditioning, so this explains why the multiples of these companies are a little lower than the one we're proposing for Chirex..

So globally we think that, at this price, it's a fair price in line with the quality of the business of the company. If we now look at the synergies, first the cost synergies, and you see here that we are anticipating no synergies for 2001 which is somehow conservative. We think we can do better but we wanted to be conservative and take no synergies for 2001, maybe some but they will be offset by some restructuring provisions so as a first year of fuller impact 2002 will represent 40 million dollars synergies, you see as a split between manufacturing SG&A and R&D in terms of manufacturing and R&D it's more rationalisation I would say on the facilities mainly in the UK because as Jean-Claude Bravard mentioned, all manufacturing plans are in the UK and there are also some development centers in this country so we can rationalise between these two companies and get the synergies. In terms of SG&A all significant part is linked to the corporate cost of Chirex, Chirex is presently a listed company and a large part of the corporate cost will disappear after this operation. So that's for the cost synergies. On the other hand we have some significant revenue synergies linked to the growth and the combination of the two activities: combination of the technologies enhance scale up capabilities and combination of the customers, if you add to that available capacities, and here I wanted just to mention that the capital intensity of this activity is rather low for that type of businesses because we have available capacities it will be in the coming years .6 compared to 1.1 roughly as an average for this type of businesses so we will be able to penetrate the market faster for new drugs which are in the pipeline and coming to the market and especially in the central nervous system area or also in the anti-affective area, and we estimated that the additional revenue linked to the combination of these businesses are the figures you see here. Of for example 35 million in 2003 but again, and it's quite also

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conservative nothing in 2001.so if you take an average EBITA margin for these activities of 30% which is also somehow conservative because it's a marginal impact and there is also some development activities which is high margin business we think that we really can count on this type of figure as revenue synergies.

In terms of impact on the balance sheet you see here a 99 proforma balance sheet, proforma means after the acquisition of Albright & Wilson which represented 1.1 billion dollars more in debt, you see that if we add the Chirex business the gearing which was again on this proforma basis a little above one will go up to 1.3 but this is before the main divestiture we are anticipating for this year and this divestiture will bring the gearing down to one the level before this operation. In terms of coverage ratio, EBITDA and financial charges it will have no significant impact on the coverage ratio of Rhodia. The total goodwill linked to this operation represent three hundred and fifty millions
(350) Dollars and we will amortise it over 20 years so as a summary again Rhodia with Chirex will offer very innovative and advanced platform of technology services for the pharmaceutical industry that's all the purposes of the presentation and the consequences will be an increased growth for Rodhia,1 % more growth for the period 2000 and 2003 which means a change in term of culture, Jean-Claude explains you how we intend to integrate the business in our group. It will improve the quality of the portfolio of Rhodia by bringing a pure specialty type of business with high technological contents it will be accretive as of 2002, the dilution for 2000 will be roughly minus 3.5 %, 2001 minus 7 % and starting to be accretive from 2002 and all this together will create value for our shareholders. Globally on our medium term objectives 2002 and 2003 we will be able with this operation really to confirm our ability to reach this objective and we will even do more in term of sale growth due to this acquisition.

OK thank you Pierre we are now open to questions and so the floor is yours.

Is there any questions from our participants .....

First question come to Miss Jacquins .....

Miss Jacquins from Deutsch Bank: If I could some restart with some qualify questions, you very quickly see the advertise of the goodwill you were taking for the acquisition, was it 350 million Euro or 350 US dollars?

Its dollars,

The second one was  in term of the time, just one check 20 years?

Yes 20 years, yes the assumption we took in terms of amortisation period.

So I didn't catch that.

Yes its 20 years for amortisation and the terms of the amount was it Dollars or Euro.

Its Dollars.

OK in terms of charges should we be expecting charges for integration of Chirex, so these charges are incorporated in goodwill figures for everything related to the Chirex perimeter and a part from that we are expecting some minor restructuring provisions that will occurre most probably beginning of 2001 which will represent in the range of 3 to 5 millions dollars.

Ok are you going to detail out the restructuring charges that you are taking within goodwill.

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Sorry....

Will you be detail the charges that you adding into the goodwill number ?

Into the goodwill number so we have been taking into account some restructuring charges which are not very significant, it's in the range of 10 million dollars, I would say.

Ok, and also I haven't seen anywhere exactly when you are going to forecast or actually factoring in the first consolidation. It is the fourth quarter 2000.

Yes, it will be beginning of fourth quarter 2000.

And in terms of, you say you are going to start or form a new business Rhodia / Chirex, will that be still within fine organic ?

Yes it will be part of fine organic and we will separate it from Building blocks, it will be realised as legal entity


Ok two more questions, if I may, the first one is within a number of concerns of the Deutsch Bank forecast looking for some big growth to come through in Chirex given by basic new products from sharing.

Are you in terms of consensus of Chirex is Rhodia having done all their home work on the deal happy with those consensus numbers. Do you feel more optimistic?

We have been in this operation much more prudent than you financial analysts in general that is the perspective of Chirex . That's the data you have seen from Pierre in term of future synergy and relation are very conservative "vis a vis" the consensus of the financial analysts today.

OK and the final question was within the presentation pack you talk about this acquisition adding 1% to the group sales. How is that calculation done because obviously adding in the sale from Chirex is only a small proportion relation to Rhodia. So how is that acquisition add 1%? to total group sales ?

So it's linked to the growth of the business we are anticipating from combining these 2 activities and I mean for the period for 2000 and 2003 according to the growth are anticipating it will represent 1% more growth globally for Rhodia even for this as you say rather small business compared to the size of Rhodia for this period due to the very significant growth we are expecting for this period, by this combination.

Thank you very much

To just add a point comment on what have been answered basically we have been doing due diligence and we are very comfortable with the forecast we are providing today even if they are more conservative.

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OK, the next question please

Next question comes from Mr. Stone

From Franck Stone, HSBC in London. I had a couple of related questions, really. Firstly in regard to what the current capacity utilisation is in the contract manufacturing plans in the UK. I think a comment was made some months by Mr Griffith of Chirex about the capacity realisation in the Annan plant in Scotland was actually below 50 % I think he made that statement before Glaxo scaled back on their commitment from that plant. Second related question really was at the time of the Annan that acquisition it was totalled by Chirex that combined it would be 5 years 450 million dollars supply agreement from Glaxo, obviously a scale back, I think 28 million sales of sales from Glaxo, since then for 2000, they are given additional contracts was seven and half million dollars and the Chirex earlier this year, if you could clarify for me where we stood on a comparable number to that 450 million over five year from Glaxo.

That's obviously question we have been looking at very thoroughly, so Jean-Claude will comment on that.

Concerning the capacity utilisation it's clear that the capacity utilisation of Chirex is far to be 100% today, we have a number of development in progress and we are able to leverage the technology through our industrial and scale up technology, we have a good prospective to accelerate the feeling of this plant and with very conservative hypothesis we are pretty confident that the capacity will be much better in the coming years. Concerning Glaxo, Glaxo is a company we have been meeting discussing before jumping into this deal. We met them, we had good discussions with them and we are pretty confident that our relation with Glaxo will develop not only with existing products but also with other products. But once again, I want to add is you have seen that the combination of both companies Chirex and Rhodia enlarged significantly the number of customers and our expectation is to grow the Glaxo's business and Glaxo is a very important customer for Rhodia/Chirex, but other customers will be added or will go in this range. So we are pretty confident on the Glaxo relation and we are very optimistic about the panel of customers that Rhodia/Chirex will develop.

Thank you

Still appropriate to use that 450 million dollars over 5 years some ___________ 28 million that was talked about, earlier as a guide for the business from Glaxo going forward.

At this stage, I would not comment Glaxo relation as long as a deal is not done I prefer that the Chirex management comments it, the only comment I can make is we have checked and we are confident.

Thank you

Next question

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Next question from Mr. Heastwood

I just have a couple of questions, what interest me is how do you expect on a debt you are going to be using and secondly to follow up on the Glaxo question. There is a risk of large customers. How much do Glaxo compare from now the next three or four customers after that?

On the first question, the assumed interest rate we took in our calculation is 7.5% and the question was the importance of Glaxo in the range of customers of Chirex today, I believe what was given by the management is around 40% or something like that and its clear we want to maintain and develop this turnover and we will also other customers. I want to repeat that 30 out of 40 top pharmaceutical industry will be out customers and we will keep very good relation and developed relation with Glaxo but we will also enlarge our panel of customers which will diminish the sensitivity of the company.

Could you just tell me what size the second largest customers is.

I have not the detail here now, I cannot comment.

Thank you, next question please,

From Mikael Emond, When the period initially opens, is it going to be open for 20 business days.

Yes

Next question from Mikael Cockling - can you give me a little bit of the history of the transaction are you going to scale together and also will you be needing regulatory approval and I know imagine you have done a lot of due diligence. Is due diligence complete, and is there a break up fee?

I don't think we can comment too much on the history of the transaction today, I can tell you that we will seek the normal and authorities approval? The Hart Scott ready known in the US, I don't think we need due to the amount stake any approval from the E.C. but we shall seek approval in the various countries of the European Union where necessary and the last point was breakup fee and due diligence complete. Yes there is a breakup fee and the diligence have been completed.

What's the breakup fee ?

Its 17 million dollars

And do you know what countries you will need to get regulatory approval?

Yes, essentially, Germany, I guess, and few other European countries but we don't anticipate any problem.

OK Thanks

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From Richard Hown, you mentioned that you have earlier spoken to Glaxo, your larger customer I was just wondering do you have to speak to some other larger customers such as Rohm & Haas and essentially to get their approval for the merger.

We have taken a significant number of guarantees and I don't want to comment in detail, what I can tell you is we are pretty sure and the key people in the management will come with us, we have the assurance they will come and we have also good assurance that the key people in term of scientific advisers will come with us. So we have taken all the guaranty to give to the customers the maximum insurance that the service will be the same, at least the same and we have taken all the guaranties that there will be not be a problem. But I don't want to get into the details too much.

Thank you

Next question: from Mr Saloman Feared, Lehman Brothers, I had a couple of questions or numbers of them. The first one, I missed was addressed in the presentation plan by Mr. [Tirouflet, Bravard, Prot] what is the size of Rhodia business, which compares directly with the Chirex business you are taking over?

The business that we shall contribute to Chirex will be about 40 millions dollars sales.

OK Thank you. What proportion of Chirex sales have actually come through the start finish association with Pharma Companies so far?

Can you repeat the question, please.

Yes, I wondering how successful today the big start commercial has been , and what proportion of Chirex sales have come through that route?

I think that it is difficult to answer, but, that the majority, having the development inside the company is a very significant advantage because they ensure an overall efficiency to the customer. Overall our target is not to have 100% of the development going into manufacturing because we clearly want to afford the best available performance to the customer. In a few cases there may be that the development technology cannot fit in our manufacturing plant. So our intention is to have a significant amount of development feeding the manufacturing but saying that it will be 100% is unrealistic, and unfair to the customer, and its not our target.

I have couple of questions on the Shareholdings?

What is the insider ownership of Chirex? How much does the management have?

Pierre

So there will be some exercise of stock options, and roughly management's after exercise of the stock option linked to this operation , will hold 2million shares on top of the 15.2 outstanding shares

Ok so the total number of shares you will buy is something like 17 and there will be some cash out of options. Is that what I understand?

Exactly. Exactly that is true.

Ok

Can you just clarify what you were saying about disposals please as well? Which I assume is Rhodia Ster. But can you elaborate?

What has been said about disposals is that as you know we have a few projects of disposals that are undergoing for the time being. One is the Brazilian polyester business which has been postponed last year and which has been re-opened in the first half. The second one is the disposal of the surfacting business that we found in Albright & Wilson, which is also on its way. So what we said is that at the end of the year after those disposals we should come back to the level of indebtedness that we had at the beginning, just after the Albright & Wilson acquisition, which is around one equity for one debt.

Thank you very much!

Thank you our next question today comes from Miss Ashurst! Please go ahead announcing you company name

Hello, it is Jackie Ashurst of Goldman Sachs here. Just a couple of things. Can you give us a little more background behind the pullback on the Glaxo sales in the first quarter and how much is residual impact there may be on the second.

And the second question was you gave us a lovely pie chart estimated market shares in contract research. Can you just give us your assumptions on market shares and manufacturing please?

Jean Claude

On Glaxo sales, I don't have the details, but if you look at the publication given by present management of Glaxo, my feeling is that you will find a lot of detail and much better explained than by me, because I was not in this period. So I want to encourage you to look at that because I cannot comment on the past and I'm not aware. The only thing I want to repeat is that we have had a good discussion with Glaxo, and we have taken this into account in our prospective is the consequence of this discussion and we are not anxious, but we are much less anxious than you on the Glaxo problem.

Ok

And the second point was market share in terms of contract manufacturing. I cannot, but we will be one of the leaders. We will rank in the top three. we believe I have not the exact number of market share, but we will be in the top three of the contract manufacturers.

Thank you

I guess that we shall have around 6% in this market, no? No sorry.

Thank you

Our next question comes from Miss Bolchard!

Please go ahead announcing your company name

La Tribune. How are you financing the deal is it only debt? and could you tell us again the benefit of Chiral chemistry? What is so good about it?

For financing, it will be debt. We will use our existing credit lines , and both in dollars and sterling pounds. You have two ways to answer this question. One way is to say that we will increase debt, one way is to say that we shall finance the acquisition by this the divestiture that are going to occur in the second half. So take it as you wish!

So that the divestiture is really happening this year? Because we have been waiting for it for three years I think now!

No, you have been waiting, and you remember that last year we decided to postpone one , and the second one has been launched, so I think that it is going to come this year.

On the second point chiral Chiro chemistry, you have two kinds of molecules, chiral one is the Chiral molecule. Chiral molecule is composed of parts which are called anantiomers, which are not superposable, which means that one is as if you wish as your left hand, and one is like your right hand, and to have the properties of the molecule you have to separate the anantiomers, to keep only the one efficient, the other one could be neutral or even negative. So the Chiro chemistry is aiming at separating in the most efficient fashion those two anantiomers, and you have to know that the number of pharmacutical molecules in the world are Chiral, and today about 80% of new drugs are Chiral.

But why because it has specific properties? Is it more efficient?

It is more accurate, and so it's more efficient.

Allright, Thank you.

Thank you, our next question comes from Andrew Gunnet. Please go ahead announcing your company name!

Hi its Andrew Gunnet, of West Broadway partners in New York.

Two questions? How come Chirex makes more sense for you than another company, like a Camrex?

Well, Camrex is a larger company, and less focused company. Chirex for us is a very good fit, because it is essentially more than 92% in pharmaceutical, and is precisely what we are looking for, and their technologies are very complimentary to us. Camrex is a bigger company , but is less focused than Chirex

I see,. and you have just done the Albright and Wilson, now you have Chirex. Clearly your management team is fantastic and you have turned around Rhodia, but you have got a lot to handle here on the integration side. How do you plan to do that?

Well, you know that we have those two acquisitions are right in our portfolio of businesses and one is in the surfactant business, and the other is in the pharmaceutical chemical. They are in very different parts of Rhodia, and we shall demand a lot to the present team of Chirex, since as you understood our idea, is to take the assets and people that we have in this pharmaceutical business, and to contribute those assets to Chirex team. So I don't think it will be an integration, which will be as demanding as the Albright & Wilson acquisition. I think it will be left in a pretty autonomous fashion at the beginning, and then we shall try and drive some input on the other parts of Rhodia for the culture, and the skills of this team. That's the way we see it, and we don't think it shall be over weighting the management of the company.

And then , when I look at your entire business portfolio, it seems to me that you have a few businesses growing at 25% on the top line, but still many more businesses growing at 12%, and as you mentioned that over 2% over GNP in the countries. It seems to me that there are still a couple of companies missing that you probably have to fit in. Is that a fair statement?

Well you know,. I think there are two answers to your question. First answer is that I think we have a lot of resources internally, that we haven't yet mobilised in order to foster growth. I think this is more of a state of mind and that people today are focusing much more on growth. I take an example, I take the engineering plastic business. Today you know, we just launched a new kind of plastic called "Technistar". This new plastic with a different structure will probably boost this business to the point where we shall grow at 12-15% which was not envisioned a year and a half ago. I think that we can do that with a lot of businesses in Rhodia, and so foster our internal growth. If we find opportunities we shall look at them, but for the time being we do not have any significant project of acquisition on our plate. So lets digest this one. Of course we may have some dreams, but for the time being, I think it is a bit early to look at that.

Ok, the last question?

Clearly Chirex is an interesting business for other people as well, some of whom have even greater financial resources than Rhodia. How much are you expecting to really pay here? In other words, Is your bid calculated to keep away other interlopers?

Look, I think that we are paying a full and fair price for this company. This bid has been agreed by the board of Chirex, and so I hope this will go smooth!

Sorry, the board of Chirex has approved the transaction?

Yes

And management is committed to voting their stake?

Yes, I understand! Ok thank you

Thank you very much!

Thank you, our next question comes from Stephan Laurent. Please go ahead Sir announcing your company name.

Thank you very much my questions have been answered.

Thank You. Our next question will come from Robert.Willoughby Please go ahead Sir, announcing your company name.

Next question is from Mr Tillier. Please go ahead Sir announcing your company name.

Yes, this is Alan Tillier, journalist with the Daily Deal of New York. It's just a very journalistic question about the total price about the press communique talks of 510 million, I think. Mr Tirouflet also mentioned 545 million at the beginning. I just wanted to clear up these two figures.

Good question. I mentioned the two prices: 510 is the price we are paying for the equity and we have to add up the debt of the company which is about 35 million dollars which is coming up to this 545 that we are talking about.

Thank you, sir.

Thank you.

Thank you. Our next question is from Mr Dyer. Please go ahead Sir announcing your company name.

Good afternoon. Dwyer from Merrill Lynch here. I've got a couple of questions. First one is on this Glaxo issue again, I'm afraid. According to Chirex's 10-K at the end of '99 they contributed something like 59% of the revenue. What is your anticipation for supplying Glaxo when the Supply Agreement contract comes to an end in 2002? And secondly, can you give us a breakdown of Chirex's portfolio in terms of where the products are in their various stages of development?

Well, on the first question, I think we have already extensively discussed this situation and I don't think we can give forecast on that matter nowadays. We can come back on this after the acquisition if you like but for the time being I think it is premature and what I can tell you is that we want to foster the relationship with Glaxo but at the same time as we are enlarging the number of customers and the customer bases by adding up our own ones across all the projects that are in development in Chirex, I think the share of Glaxo in the total customer base will probably be regularly decrease even if we fostered the relationship with Glaxo. But I cannot tell you today what exactly is going to be the situation by the end of 2002.

On your second point, maybe Jean-Claude? The various products in the different development stages.

Yes. What we can say is that there will be about 50 products, between 40 and 50 products in term of development. Here you find all the range from 5.1 to 5.4 and there is a significant number of products which are after phase two that means a probability they stay at a large scale. We are dealing with a significant number of customers. I told you we are dealing with thirty or forty and we are pretty confident of the quality of the portfolio with a repartition between phase one, phase two and phase three. The product which are reasonably having a good and it is significant, the portfolio is very well spread and of very good quality.

You can't give us any further details on what percentage are monitored and what percentage are in phase three specifically?

We don't comment on products.  I can tell you it is very well spread.

Okay. Could I ask a final question on the technologies, the proprietary technologies that you've got? Have you got exclusive licences on these things and particularly the Jacobsen and Sharpless technology or are those academics allowed to go out and act as consultants.

Can you speak slower?

Yes, sure. Could I get clarification on the particular proprietary technology that you've got? I'm particularly interested in the Jacobsen and Sharpless technology. Have you got exclusive licence and exclusive use of those technologies? Or are Professors Jacobsen and Sharpless allowed to go out and act as consultants to the pharmaceutical companies and talk about their technology?

No, we have exactly the same situation . we will have exactly the same situation as Chirex today. That means we will have the priority on this technology and they will not be allowed to sell this technology outside Rhodia Chirex. It is the same situation and we will maintain the status quo and we want to develop some relation with this scientific advisor which are very key and we want to give them an opportunity in a large scape, scale sorry, to develop their skill. So, we maintain the present situation.

Okay, thank you.

Thank you.

Thank you. Our next question is from Miss Goldthrum?. Please go ahead Madam announcing your company name.

Liliane Goldthrum from BNP Paribas Asset Management. Would you explain why it was necessary to initiate an expensive bid to provide services to the companies you already supply? I don't understand very well.

We are not supplying exactly the same company. What is very outstanding it's the biggest customers for Rhodia are not the same as the biggest customers for Chirex. So, in fact we are not supplying the same customers, we are adding the customer panel, it's very additional and what will be very powerful is leverage. We will leverage Rhodia technology to Chirex customer and we will leverage Chirex technology to Rhodia customers. So it's really a very great chance. We are very complementary including in terms of customers.

So you think you could not expand on your own forces?

No, we can always expand on our own forces but if you start with the much larger bases and if you add more technologies, obviously you may have a much better position worldwide and a better rate of growth overall so which we are trying to do with this acquisition is to get a leadership position worldwide ranking amongst the best companies in this area by adding up the two forces since we are very complementary as Jean-Claude explained. At the same time in terms of technology and in terms of customer bases the overlap is limited and the complementarities are strong. So we think that we can build up a very strong business very quickly. If we had decided to remain alone I think we had our own technologies. We could build up on those technologies but of course it would have been taking much longer to become one of the major players worldwide.

Okay, thank you.

Thank you.

Thank you Anne.

Last question today comes from Mr Rona. Please go ahead Sir announcing your company name.

Yes, good afternoon. My name is Philip Rona calling from Picta in Geneva. My question is very brief. I look at Chirex sales in '99 of 146.9 million. If I add that and another 40 million from Rhodia which is stated before we come to roughly to about 200 million in sales. Could you give me a comment as to how much of that is in the US?

To be clear, a big part is in UK and probably US is the second market but I don't have the exact percentage. But in market ranking, first is the UK, second is US. I have not the number but the US is significant.

Okay. Just to follow up on that then from Chirex figures it is really small the US although it's a quoted company in the US if I'm reading this.

Yes, but it is growing with its development center in Boston and Malvern. Malvern is not a very old acquisition so US is growing pretty fast.

Okay. Do I understand correctly then that the exclusive contract business is about 200 million . . for the combined group?

It will be lower because, as you know, the Chirex turnover will decrease in 2000 because of some reduction with the Glaxo sales. So what we intend is to have a decrease in manufacturing and still progression in development. But this has been taken into account in our forecast.

Thank you very much.

Thank you.

So, I understand this was the last question.

We now have one further question which comes from Miss Ashurst. Please go ahead Madam.

I apologise. It's just a clarification I couldn't hear earlier on. Will you be putting the acquired business within fine organics or not? I couldn't catch your answer.

Yes, Jackie we shall put this business within fine organics but we want it to be autonomous compared to the rest of the division and the rest of Rhodia. And so, we shall use a different process than the one we used for example with Albright & Wilson. We keep Chirex as it is and will contribute assets and people in order to form a pharmaceutical chemical business which is gonna be by its own for quite a long time.

Okay, so you'll have three segments within fine organics effectively?

Yeah, in fact, we'll have three segments. We'll have the now what we call the perfume and specialties, we'll have the analgesics business and pharmaceutical ingredients and we'll have this life sciences business.

Okay, thanks very much.

Thank you very much.

So, thank you very much to you all for attending this presentation. If you have further questions, of course, we are at your disposal to answer them. And thank you very much for attending.

Bye Bye